Exhibit 77D - DWS Global Small Cap Growth Fund
(a series of DWS Global/International Fund, Inc.)

Effective April 23, 2010, the following changes to the fund's investment strategy were implemented:

The fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of small companies throughout the world (companies with market values similar to the smallest 30% of the S&P Developed Broad Market Index, formerly the S&P/Citigroup Broad Market IndexWorld). As of December 31, 2009, companies in which the fund invests typically have a market capitalization of between $500 million and $5 billion at the time of purchase. As part of the investment process
(and low turnover strategy) the fund may own stocks even if they are outside this market capitalization range.

The fund may invest up to 20% of total assets in common stocks and other equities of large companies or in debt securities, of which 5% of net assets may be junk bonds (grade BB/Ba and below). Compared to investment-grade bonds, junk bonds may pay higher yields, have higher volatility and a higher risk of default.
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